
02026715

Securities and Exchange Commission
Washington, D.C. 20549



FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-9518

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OHIO 44143

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TOTAL NUMBER OF PAGES: 22
EXHIBIT INDEX ON PAGE 20

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Progressive Corporation

By: 
Jeffrey W. Basch
Vice President

March 28, 2002

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THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

INDEX OF FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors,
The Progressive Corporation:

We have audited the accompanying statement of net assets available for benefits of The Progressive Corporation Executive Deferred Compensation Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.

March 8, 2002
Cleveland, Ohio



Meaden & Moore, Ltd.
1100 Superior Avenue, Suite 1100 Cleveland, Ohio 44114-2523 216 241-3272 FAX 216 771-4511
Akron Cleveland Wooster Columbus Chicago New York

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

THE PROGRESSIVE CORPORATION EXECUTIVE
DEFERRED COMPENSATION PLAN

	December 31	
	2001	2000
ASSETS		
Receivables:		
Accrued interest	**$ 6,301**	$ 8,597
Employer	**3,091,603**	-
Subsidiary plan receivable	**-**	760,941
Total Receivables	**3,097,904**	769,538
Investments, at fair value:		
Cash	**1,457**	-
Common Shares of The Progressive Corporation (cost: $3,062,643 and $3,100,265)	**4,950,340**	3,404,311
Other securities (cost: $11,681,426 and $11,316,456)	**10,946,295**	11,838,265
Other investments (cost: $3,388,606 and $2,508,751)	**3,305,743**	2,396,196
Total Investments	**19,203,835**	17,638,772
Total Assets	**22,301,739**	18,408,310
LIABILITIES	**-**	-
Net Assets Available for Benefits	**$ 22,301,739**	$ 18,408,310

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

THE PROGRESSIVE CORPORATION EXECUTIVE
DEFERRED COMPENSATION PLAN

	Year Ended December 31		
	2001	2000	1999
Additions to Net Assets Attributed to:			
Contributions:			
Employer	**$ 6,174,361**	$ 1,820,142	$ 3,542,047
Net appreciation (depreciation) in the fair value of Common Shares of The Progressive Corporation	**1,583,651**	1,149,372	(2,392,040)
Net appreciation (depreciation) in the fair value of other securities	**(1,256,940)**	(2,599,548)	2,860,919
Net appreciation (depreciation) in the fair value of other investments	**29,692**	57,272	(149,094)
Net realized gains (losses)	**(569,863)**	490,486	74,023
Dividends	**245,027**	700,825	307,751
Interest	**314**	135,899	144,514
	31,881	(65,694)	846,073
Transfer in from merged plan	**-**	760,941	-
Total Additions	**6,206,242**	2,515,389	4,388,120
Deductions from Net Assets Attributed to:			
Benefits paid to participants	**2,312,813**	2,926,983	209,135
Net Increase (Decrease)	**3,893,429**	(411,594)	4,178,985
Net Assets Available for Benefits:			
Beginning of Year	**18,408,310**	18,819,904	14,640,919
End of Year	**$ 22,301,739**	$ 18,408,310	$ 18,819,904

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation
Executive Deferred Compensation Plan

December 31, 2001

1. Description of the Plan

The Progressive Corporation Executive Deferred Compensation Plan (the "Plan") became effective January 1, 1995 and is currently maintained pursuant to a 2000 Amendment and Restatement and the first amendment thereto. The Plan permits eligible executives of The Progressive Corporation (the "Company") and its subsidiaries to defer all or a portion of their bonuses or other incentive awards payable under certain bonus plans of the Company. Eligible executives include those with bonus targets of at least 35% or other employees designated by the Executive Compensation Committee of the Company's Board of Directors. Plan participation is voluntary. Eligible executives who wish to participate in the Plan must sign an irrevocable deferral agreement specifying the portion of the bonus to be deferred. Participants must sign a different deferral agreement for each bonus or other incentive award prior to the year in which the bonus or incentive award relates. Beginning December 1, 2000 participants may transfer their fund balances on a daily basis limited to two transfers per quarter. Prior to this date, participants were able to transfer their fund balances on a quarterly basis, transfer elections had to be in writing and received by the Plan administrator no later than the tenth day of the second month after the close of the quarter and the transfer election became effective on the fifteenth day of the second month following the close of a quarter.

The Plan is intended to be an unfunded plan providing benefits for a select group of management and highly compensated employees for the purposes of the Employee Retirement Income Security Act of 1974 ("ERISA") and is, therefore, exempt from certain ERISA requirements.

A deferral account is established for all deferrals that relate to the same payout date. The account is credited with an amount equal to the initial amounts deferred as of the date such amounts otherwise would have been paid to the participant in cash. All amounts initially credited to each account will be deemed to be invested in the investment fund selected by the participant. The gains or losses of each investment fund are allocated among the appropriate accounts based on the proportion of each participant's account balance bears to the total account balances for all participants. Each participant's benefit at any date is equal to the value of his/her account as of that date.

All deferrals credited to a deferral account, will be deemed to be invested in one or more of the investment funds available under the Plan, based on the participant's investment election. Investment funds include Common Shares of the Company, a money market fund, and several stock and bond mutual funds. Beginning December 1, 2000 all contributions to the trust, maintained in conjunction with the plan, are made in cash. Prior to this date, Company Common Shares were contributed in-kind. Income from each fund is deemed to be reinvested in the fund that produced the income.

1. Description of the Plan, Continued

The investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, shall be credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment.

The balance of each deferral account will be distributed to the participant upon the earlier of death, termination of employment, change in control of the Company or the date on which any fixed deferral period elected by the participant expires. Distribution may also be made with the consent of the Plan committee, if the participant becomes disabled. Participants desiring to elect a fixed deferral period, which coincides with the attainment of ages specified by the plan, must do so irrevocably at the time the deferral agreement is signed. Distributions made on account of the participant's death, termination of the Plan or change in control of the Company will be paid in a lump sum. Distributions made on account of the participant's termination of employment or expiration of a fixed deferral period will be paid in either a lump sum, in three, five or ten annual installments, as elected by the participant. Distributions made on account of disability will be paid in either a lump sum or installments as determined by the Plan committee. All distributions will be made in cash, except that distributions representing amounts invested in the Company's Common Shares will be made in Common Shares.

Participants may elect to withdraw their entire Plan account balances at any time, less a 10% withdrawal penalty. The withdrawal amount will generally be paid in a lump sum. Following the receipt of a withdrawal payment, the participant will no longer be eligible to participate in the Plan.

The above description is provided for informational purposes. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

2. Summary of Significant Accounting Policies

General:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies, Continued

Investment Valuation:

The investment in Common Shares of the Company is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the stock, bond and money market funds are valued at market. Market values for these mutual funds were determined by quoted prices, which represent the net asset value of shares held by the Plan at year-end.

Investment securities are exposed to various risks such as interest rate, market, and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect Plan investments.

Other:

Investment transactions are recorded on a trade date basis.

Realized gains and losses on the sale or distribution of securities are determined based on the average cost of the securities sold.

Dividend income is recorded on the ex-dividend date. Interest and other investment income are recorded as earned on the accrual basis.

Administrative expenses of the Plan, including trust management, legal, and other fees are paid by the Company and are not expenses of the Plan.

3. Participant Accounts

Participant balances for all funds are maintained in units as of December 1, 2000. Prior to this date the Progressive Stock fund was maintained in shares. Unit values are determined on a periodic basis. The total number of units and unit values as of December 31, 2001 and 2000 by fund, are as follows:

Investment Options	Total Number of Units	Net Asset Unit Value
2001		
AXP Cash Management Fund (Y)	747,354.660	1.000
PIMCO Total Return Fund (Admin)	167,740.765	10.460
INVESCO Total Return Fund	32,139.935	25.010
American Century Income & Growth Fund	25,064.325	27.330
Vanguard Index Trust 500 Portfolio	51,606.450	105.890
Janus Overseas Fund	67,274.296	20.300
Janus Worldwide Fund	12,605.314	43.840
UAM FMA Small Company Fund	53,431.332	18.510
AXP New Dimensions Fund (Y)	69,013.672	24.580
INVESCO Dynamics Fund	12,117.100	15.930
The Progressive Stock Fund	346,631.564	14.275
2000		
AXP Cash Management Fund (Y)	524,235.630	1.000
PIMCO Total Return Fund (Admin)	111,880.120	10.390
INVESCO Total Return Fund	26,845.506	26.430
American Century Income & Growth Fund	17,935.288	30.180
Vanguard Index Trust 500 Portfolio	39,032.632	121.860
Janus Overseas Fund	70,050.879	26.540
Janus Worldwide Fund	6,967.803	56.860
UAM FMA Small Company Fund	45,038.671	17.770
AXP New Dimensions Fund (Y)	111,942.938	29.060
INVESCO Dynamics Fund	9,748.521	23.770
The Progressive Stock Fund	343,038.194	9.924

4. Investment Programs

At December 31, 2001 and 2000, there were 78 and 65 Plan participants, respectively, with contributions in one or more of the following funds:

Investment Options	Number of Participants
2001	
AXP Cash Management Fund (Y)	36
PIMCO Total Return Fund (Admin)	21
INVESCO Total Return Fund	19
American Century Income & Growth Fund	24
Vanguard Index Trust 500 Portfolio	58
Janus Overseas Fund	33
Janus Worldwide Fund	26
UAM FMA Small Company Fund	28
AXP New Dimensions Fund (Y)	30
INVESCO Dynamics Fund	20
The Progressive Stock Fund	29
2000	
AXP Cash Management Fund (Y)	32
PIMCO Total Return Fund (Admin)	17
INVESCO Total Return Fund	15
American Century Income & Growth Fund	18
Vanguard Index Trust 500 Portfolio	48
Janus Overseas Fund	25
Janus Worldwide Fund	16
UAM FMA Small Company Fund	21
AXP New Dimensions Fund (Y)	22
INVESCO Dynamics Fund	16
The Progressive Stock Fund	25

The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

4. Investment Programs, Continued

A brief description of the preceding investment options is as follows:

AXP Cash Management Fund (Y)

The Fund is invested in high-quality money market instruments that mature in 13 months or less. This Fund's goal is to provide maximum current income consistent with liquidity and stability of principal (that is, to preserve the value of the original investment at $1.00 per share). It invests in short-term securities such as negotiable certificates of deposit ("CDs"), bankers' acceptances, commercial paper, fixed-time deposits and letters of credit of U.S. Banks and their branches (foreign and domestic), CDs issued by savings and loans and CDs (Eurodollars) of foreign banks issued outside the U.S. It also invests in the marketable securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities.

PIMCO Total Return Fund (Admin)

The Fund is an intermediate maturity bond portfolio which seeks maximum current income and price appreciation, consistent with preservation of capital and prudent investment management. The Fund seeks to consistently add value, while maintaining an overall risk level similar to the Lehman Aggregate Bond Index. This Fund uses all major sectors of the bond market (corporate debt or securities issued by the U.S. government) while managing the fund's duration within a range of three to six years. This tends to provide higher yields than short-term bond funds, but with a higher potential for share price fluctuations due to changes in interest rates.

INVESCO Total Return Fund

The Fund seeks to achieve a high total return on investment through capital appreciation and current income by investing in a combination of equity securities and fixed-income securities. Equity securities are chosen using a value-oriented strategy, which emphasizes a company's consistent dividend history and solid, current financial situation. The income side of the portfolio typically consists of higher quality, long or intermediate term debt obligations, such as U.S. Treasury notes and bonds. This flexible investment policy results in fund holdings given to moderate price volatility, while seeking appreciation plus income.

American Century Income & Growth Fund

American Century Income & Growth Fund seeks dividend growth, current income, and capital appreciation. The Fund invests primarily in common stocks selected from a universe of the 1,500 largest companies traded in the United States. Management employs optimization models to construct a portfolio with a goal to provide a total return and a dividend yield to exceed those of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index).

4. Investment Programs, Continued

Vanguard Index Trust 500 Portfolio

The objective of the Vanguard Index Trust 500 Portfolio Fund is to provide investment results that correspond to the price and yield performance of publicity traded stocks, in the aggregate, as represented by the S&P 500 Index. Funds are invested in all stocks included in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500 Index.

Janus Overseas Fund

The Fund seeks long-term growth of capital by investing primarily in common stocks of issuers outside the United States. The Fund normally invests at least 65% of assets in securities of issuers from at least five different countries, excluding the United States.

Janus Worldwide Fund

Janus Worldwide is a diversified fund that seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic companies. The investment objective of this fund is long-term growth of capital in a manner consistent with the preservation of capital. The Fund has the flexibility to invest on a worldwide basis in companies and organizations of any size, regardless of country, organization, or place of principal business activity. Janus Worldwide Fund normally invests in issuers from at least five different countries, including the United States. The Fund may at times invest in fewer than five countries or even a single country.

UAM FMA Small Company Fund

The Fund seeks to provide maximum, long-term total return consistent with reasonable risk to principal by investing primarily in common stocks of smaller companies in terms of revenue and/or market capitalizations. Dividend income is incidental. This Fund holds stock of about 50 small U.S. companies. The average stock market capitalization of the companies included in this fund is about $850 million.

AXP New Dimensions Fund (Y)

The Fund seeks long-term growth of capital by investing in a portfolio of primarily domestic stocks with significant growth potential due to superiority in technology, marketing or management. The portfolio frequently changes its industry mix. Dividend income is incidental. This fund holds stock of about 100 large companies. The average stock market capitalization of the companies included in this fund is from $25 billion to $50 billion.

4. Investment Programs, Continued

INVESCO Dynamics Fund

The Fund is actively and aggressively managed to seek appreciation of capital. Most of its investments are in U.S. common stocks, but the Fund has the flexibility to invest in other types of securities. Dividend income is incidental. This Fund holds stocks of about 110 mid-cap companies. The average stock market capitalization of the companies included in the fund is $5.2 billion.

The Progressive Stock Fund

Funds are invested in Common Shares of The Progressive Corporation. The primary objective of Company Common Shares is to provide long-term capital appreciation.

5. Investments

The Plan's investments and unrealized appreciation (depreciation) at December 31, 2001 and 2000, were as follows:

	Number of Shares/Units	Cost	Fair Value	Unrealized Appreciation (Depreciation)
2001				
Common Shares				
The Progressive Corporation	33,157.000	$3,062,643	$4,950,340	$1,887,697
Other Securities				
INVESCO Dynamics Fund	12,117.100	239,300	193,025	(46,275)
AXP New Dimensions Fund (Y)	69,013.672	1,915,096	1,696,356	(218,740)
UAM FMA Small Company Fund	53,431.332	801,854	989,014	187,160
Janus Worldwide Fund	12,605.314	631,507	552,617	(78,890)
Janus Overseas Fund	67,274.296	1,569,238	1,365,668	(203,570)
Vanguard Index Trust 500 Portfolio	51,606.450	5,786,312	5,464,607	(321,705)
American Century Income & Growth Fund	25,064.325	738,119	685,008	(53,111)
		11,681,426	10,946,295	(735,131)
Other Investments				
INVESCO Total Return Fund	32,139.935	921,355	803,820	(117,535)
PIMCO Total Return Fund (Admin)	167,740.765	1,719,896	1,754,568	34,672
AXP Cash Management Fund (Y)	747,354.660	747,355	747,355	-
		3,388,606	3,305,743	(82,863)
Total Assets Held for Investment		$ 18,132,675	$ 19,202,378	$ 1,069,703
2000				
Common Shares				
The Progressive Corporation	32,829.000	$ 3,100,265	$ 3,404,311	$ 304,046
Other Securities				
INVESCO Dynamics Fund	9,748.521	207,321	231,722	24,401
AXP New Dimensions Fund (Y)	111,942.938	3,340,410	3,253,062	(87,348)
UAM FMA Small Company Fund	45,038.671	653,973	800,337	146,364
Janus Worldwide Fund	6,967.803	405,841	396,189	(9,652)
Janus Overseas Fund	70,050.879	1,645,882	1,859,151	213,269
Vanguard Index Trust 500 Portfolio	39,032.632	4,517,643	4,756,517	238,874
American Century Income & Growth Fund	17,935.288	545,386	541,287	(4,099)
		11,316,456	11,838,265	521,809
Other Investments				
INVESCO Total Return Fund	26,845.506	820,274	709,527	(110,747)
PIMCO Total Return Fund (Admin)	111,880.120	1,164,242	1,162,434	(1,808)
AXP Cash Management Fund (Y)	524,235.630	524,235	524,235	-
		2,508,751	2,396,196	(112,555)
Total Assets Held for Investment		$ 16,925,472	$ 17,638,772	$ 713,300

5. Investments, Continued

The Plan's net realized gains and losses were as follows:

	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
2001			
AXP Cash Management Fund (Y)	$ 841,183	$ 841,183	$ -
PIMCO Total Return Fund (Admin)	59,828	84,312	(24,484)
INVESCO Total Return Fund	36,790	67,220	(30,430)
American Century Income & Growth Fund	14,413	12,465	1,948
Vanguard Index Trust 500 Portfolio	142,905	196,235	(53,330)
Janus Overseas Fund	299,108	276,052	23,056
Janus Worldwide Fund	60,545	93,245	(32,700)
UAM FMA Small Company Fund	17,699	20,268	(2,569)
AXP New Dimensions Fund (Y)	1,094,270	1,679,153	(584,883)
INVESCO Dynamics Fund	12,022	20,042	(8,020)
The Progressive Stock Fund	1,890,371	1,748,822	141,549
Total Net Realized Gains (Losses)	$ 4,469,134	$ 5,038,997	$ (569,863)
2000			
AXP Cash Management Fund (Y)	$ 6,999	$ 6,999	$ -
PIMCO Total Return Fund (Admin)	492,804	525,827	(33,023)
INVESCO Total Return Fund	476,313	543,560	(67,247)
American Century Income & Growth Fund	194,041	185,748	8,293
Vanguard Index Trust 500 Portfolio	753,435	636,749	116,686
Janus Overseas Fund	1,319,231	831,859	487,372
Janus Worldwide Fund	133,650	96,763	36,887
UAM FMA Small Company Fund	117,850	114,815	3,035
AXP New Dimensions Fund (Y)	68,100	56,983	11,117
INVESCO Dynamics Fund	36,105	26,718	9,387
The Progressive Stock Fund	257,023	339,044	(82,021)
Total Net Realized Gains	$ 3,855,551	$ 3,365,065	$ 490,486
1999			
AXP Cash Management Fund (Y)	$ 103,886	$ 103,886	$ -
PIMCO Total Return Fund (Admin)	4,711	4,834	(123)
INVESCO Total Return Fund	88,231	91,005	(2,774)
American Century Income & Growth Fund	2,759	2,743	16
Vanguard Index Trust 500 Portfolio	604,136	538,607	65,529
Janus Overseas Fund	7,751	6,699	1,052
Janus Worldwide Fund	-	-	-
UAM FMA Small Company Fund	-	-	-
AXP New Dimensions Fund (Y)	-	-	-
INVESCO Dynamics Fund	-	-	-
Company Common Shares	38,088	27,765	10,323
Total Net Realized Gains	$ 849,562	$ 775,539	$ 74,023

6. Trust

The Company maintains a Trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The Trust is irrevocable. The Company is required to make annual deposits to the Trust to the extent necessary to insure that the value of all Trust assets is sufficient to pay all Plan obligations as of the close of each Plan year. The Trustee is required to hold all Trust assets exclusively for the benefit of the Plan's participants and beneficiaries and general creditors of the Company and its participating subsidiaries.

The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the Trust. All assets of the Trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under federal and state law, should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to federal bankruptcy proceedings.

7. Related Party

Certain Plan investment choices are AXP mutual funds managed by American Express Financial Corporation. American Express Trust Company is a wholly-owned subsidiary of American Express Financial Corporation and is the trustee as defined by the Plan; therefore these transactions qualify as related party transactions. The Plan paid no fees in 2001 or 2000 for investment management or Trust services.

8. Administration of the Plan

The Plan is administered by a committee consisting of not less than three members of the Company's Board of Directors, all of whom serve on the Committee at the pleasure of the Board. The Committee has full power to administer the Plan, including, but not limited to, the authority to make and enforce rules and regulations, to interpret the Plan's provisions, to compute amounts payable under the Plan and to authorize disbursements from the Plan and the Trust.

Certain administrative functions are performed by employees of the Company, or its subsidiaries. No such employees receive compensation from the Plan.

9. Tax Status

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

Deferred amounts are subject to FICA and Medicare taxes and most local income taxes at the time of the deferral. Deferred amounts (and the earnings thereon) are not subject to federal and most state income taxes until distributed from the Plan. Such distributions and the related taxes are the responsibility of the participants.

10. Right to Terminate

The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts.

11. Plan Merger

Effective December 1, 2000 a deferred compensation plan of an acquired wholly-owned subsidiary was merged into the Plan. The transaction was recorded in plan year ended 2000. The transfer of assets occurred on January 22, 2001 in the amount of $760,941.

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT	PAGE NO.*
23	23	Consent of Meaden & Moore, Independent Accountants, to incorporate by reference their report dated March 8, 2002	22

* Page references appear only in the sequentially paginated Annual Report on Form 11-K as filed in accordance with SEC Rules O-3 (b) and (c) (Reg. §240.0-3 (b) & (c)). No other Annual Reports on Form 11-K are similarly paginated.

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EXHIBIT NO. 23

Consent of Meaden & Moore, Independent
Accountants, to incorporate by reference
their report dated March 8, 2002

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Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement of The Progressive Corporation on Form S-8 (File No. 33-57121) filed on December 29, 1994, of our report dated March 8, 2002, on our audits of the financial statements of The Progressive Corporation Executive Deferred Compensation Plan as of December 31, 2001 and 2000 and for the three years ending December 31, 2001, which report is incorporated by reference in this Annual Report on Form 11-K.

Meaden & Moore, Ltd.

Meaden & Moore, Ltd.

Cleveland, Ohio

March 21, 2002

